REQUEST FOR WITHDRAWAL

June 11, 2008

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Geoffrey Kruzcek, Attorney

Re:	CombiMatrix Corporation
Registration Statement on Form S-3 (File No. 333-151075), filed May 21, 2008

On May 21, 2008, CombiMatrix Corporation (the “Company”) filed a registration statement on Form S-3 (File No. 333-151075) (the “Registration Statement”) relating to the issuance of common stock upon the exercise of outstanding warrants.  The Company believes the shares of common stock were previously registered on another registration statement; and therefore, pursuant to Rule 477, the Company hereby applies for withdrawal of the Registration Statement.  None of the securities being registered in the Registration Statement were sold.

If you have any questions, please contact our legal counsel, Mark A. von Bergen or David C. Wang at (503) 243-2300.

Sincerely,

/s/ Scott R. Burell
Scott R. Burell
Chief Financial Officer

CombiMatrix Corporation

6500 Harbour Heights Parkway, Suite 303, Mukilteo, WA 98275   Tel: 425.493.2000   Fax: 425.493.2010

www.combimatrix.com